UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of November 2023 (Report No. 2)

Commission file number: 001-41502

WEARABLE DEVICES Ltd.

(Translation of registrant’s name into English)

5 Ha-Tnufa Street

Yokne-am Illit, Israel 2066736

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒      Form 40-F ☐

CONTENTS

On November 13, 2023, Wearable Devices Ltd. (the “Company”) closed an underwritten public offering (the “Public Offering”) of 4,444,444 ordinary shares, par value NIS 0.01 per share (the “ordinary shares”), at a purchase price of $0.45 per share, for aggregate gross proceeds of approximately $2.0 million, pursuant to an underwriting agreement (the “Underwriting Agreement”) between the Company and Aegis Capital Corp. (the “Underwriter”) dated November 9, 2023. Pursuant to the terms of the Underwriting Agreement, the Company has also granted the Underwriter a 45-day option to purchase ordinary shares of up to 15% of the number of ordinary shares sold in the offering solely to cover over-allotments, if any.

At closing, the Company issued a total of 4,444,444 ordinary shares, for aggregate net proceeds of approximately $1.7 million to the Company, after deducting the underwriting discounts and commissions and other estimated offering expenses payable by the Company. The Company intends to use the net proceeds from the Public Offering for general working capital purposes.

The ordinary shares were offered, issued and sold to the public pursuant to the Company’s shelf registration statement on Form F-3 (File No. 333-274841) previously filed with the Securities and Exchange Commission (the “Commission”) and declared effective by the Commission on October 18, 2023, the related preliminary prospectus supplement dated November 9, 2023, and the final prospectus supplement dated November 9, 2023.

Pursuant to the Underwriting Agreement, subject to certain exceptions, the Company and the Company’s officers and directors have agreed not to sell or otherwise dispose of any of the Company’s securities held by them for a period of 60 days following the closing of the Public Offering, subject to customary exceptions.

The Underwriting Agreement contains customary representations and warranties, agreements and obligations, conditions to closing and termination provisions. The Underwriting Agreement provides for indemnification by the Underwriter of the Company, its directors and officers, and by the Company of the Underwriter for certain liabilities, including liabilities arising under the Securities Act, and affords certain rights of contribution with respect thereto.

The foregoing summary of the Underwriting Agreement does not purport to be complete and is qualified in its entirety by reference to the Underwriting Agreement, which is attached as Exhibit 1.1 to this Form 6-K and incorporated herein by reference.

The legal opinion of Sullivan & Worcester Tel-Aviv (Har-Even & Co.) relating to the legality of the issuance and sale of the ordinary shares is attached as Exhibit 5.1 to this Form 6-K.

On November 9, 2023, the Company issued a press release titled “Wearable Devices Announces Pricing of $2.0 Million Underwritten Public Offering,” a copy of which is furnished as Exhibit 99.1 with this Form 6-K.

On November 13, 2023, the Company issued a press release titled “Wearable Devices Closes $2.0 Million Underwritten Public Offering,” a copy of which is furnished as Exhibit 99.2 with this Form 6-K.

This Report of Foreign Private Issuer on Form 6-K, including its exhibit, is incorporated by reference into the Company’s Registration Statements on Form S-8 (File No. 333-269869 and 333-274343) and Registration Statement on Form F-3 (File No. 333-274841), filed with the Securities and Exchange Commission, to be a part thereof from the date on which this Report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

EXHIBIT INDEX

Exhibit No.
1.1	Underwriting Agreement, dated November 9, 2023 by and between the Company and the Underwriter.
5.1	Opinion of Sullivan & Worcester Tel-Aviv (Har-Even & Co.).
99.1	Press release issued by Wearable Devices Ltd. dated November 9, 2023, titled “Wearable Devices Announces Pricing of $2.0 Million Underwritten Public Offering.”
99.2	Press release issued by Wearable Devices Ltd. dated November 13, 2023, titled “Wearable Devices Closes $2.0 Million Underwritten Public Offering.”

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Wearable Devices Ltd.

Date: November 13, 2023	By:	/s/ Asher Dahan
Asher Dahan
Chief Executive Officer

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